                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No....)*




                            Prime Bancshares, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                    Common Stock $0.25 Par Value Per Share
                   -----------------------------------------
                         (Title of Class of Securities)

                                 74157 H 108
                   -----------------------------------------
                               (CUSIP Number)


         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 74157 H 108                  13G



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      E. J. Guzzo
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /
      None
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     532,402
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     532,402
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      532,402
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


      [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      5.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------

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                                   ITEM 1(a)

Name of issuer:  The name of the issuer is Prime Bancshares, Inc.
("Bancshares").

                                   ITEM 1(b)

Address of issuer's principal executive offices: The principal executive office of Bancshares is 12200 Northwest Freeway, Houston, Texas 77092.

                                   ITEM 2(a)

Name of person filing:  The reporting person is E. J. Guzzo.

                                   ITEM 2(b)

Address or principal business office or, if none, residence:  The address of E.
J. Guzzo is 12200 Northwest Freeway, Houston, Texas 77092.

                                   ITEM 2(c)

Citizenship:  E. J. Guzzo is a citizen of the United States of America.

                                   ITEM 2(d)

Title of class of securities: The class of securities of Bancshares owned beneficially by E. J. Guzzo is common stock, $0.25 par value (the "Common Stock").

                                   ITEM 2(e)

CUSIP Number:  74157 H 108

                                     ITEM 3

Not applicable

                                     ITEM 4

Ownership:

(a) The amount of securities beneficially owned by E. J. Guzzo is 532,402 shares of Common Stock, which includes 273,000 shares owned of record by Guzzo Partners, Ltd., 870 shares held by Prime Bank as custodian for Mr. Guzzo's individual retirement account, 1,740 shares owned of record by Mr. Guzzo's two minor children, 30,000 shares which may be acquired pursuant to the 1984 Incentive Stock Option Plan and 24,000 shares which may be acquired



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         pursuant to the 1993 Incentive Stock Option Plan.

(b) The percent of the class of Common Stock beneficially owned by E. J. Guzzo is 5.6%.

(c) E. J. Guzzo has the sole power to vote or to direct the vote of 532,402 shares of the Common Stock and the sole power to dispose or to direct the disposition of 532,402 shares of the Common Stock.

                                     ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                     ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                     ITEM 9

Notice of Dissolution of Group:  Not applicable

                                    ITEM 10

Certification:  Not applicable
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 4, 1998
                                           ----------------------------------
                                           (Date)


                                           /s/ E.J. GUZZO
                                           ----------------------------------
                                           (Signature)


                                           E. J. Guzzo
                                           ----------------------------------
                                           (Name/Title)